Exhibit 99.2

February 15, 2016

Houston American Energy Corporation
801 Travis, Suite 1425
Houston, Texas 77002

Re:	Houston American Energy Corporation Year End Reserve Report Louisiana, Oklahoma and Texas as of Decemer 31, 2015 SEC Guideline Case

Pursuant to your request, Lonquist & Co., LLC (“L&Co”) has estimated the future oil and gas Reserves and projected the associated future revenues net to the interests owned by Houston American Energy Corporation (“Houston American”) as of December 31, 2015. The assets evaluated in this report are located in Louisiana, Oklahoma and Texas. The Proved Developed Producing (“PDP”) and Probable (“PROB”) Reserves were evaluated in this report.

Our conclusions, as of December 31, 2015, are summarized below:

	Net to Houston American Energy Corporation
	Proved Developed		Proved Undeveloped	Total Proved[b]	Total Probable[b]	Total Possible[b]	Grand Total[b]
SEC Pricing as of December 31, 2015	Producing	Non-Producing[a]
Estimated Future Net Oil/Condensate, bbl	8,850	0	0	8,850	930	0	9,780
Estimated Future Net Gas, MMcf	57.7	0	0	57.7	11	0	68.7
Estimated Future Net NGL, bbl	100	0	0	100	30	0	130

Total Future Gross Revenue, $	611,520	0	0	611,520	79,630	0	691,150
Estimated Future Production Taxes, $	64,520	0	0	64,520	7,590	0	72,110
Estimated Future Operating Expenses, $	243,490	0	0	243,490	44,570	0	288,060
Estimated Future Capital Costs, $	0	0	0	0	3,750	0	3,750
Estimated Future Net Revenue (“FNR”), $	303,500	0	0	303,500	23,730	0	327,220
Discounted FNR at 10%, $	254,380	0	0	254,380	10,400	0	264,780
Discounted FNR at 15%, $	236,520	0	0	236,520	7,070	0	243,590

Estimated Net Revenues by Year, $
2016	126,540	0	0	126,540	0	0	126,540
2017	62,750	0	0	62,750	0	0	62,750
2018	36,920	0	0	36,920	80	0	37,000
Subtotal	226,210	0	0	226,210	80	0	226,290
Thereafter	77,290	0	0	77,290	23,650	0	100,930
Total	303,500	0	0	303,500	23,730	0	327,220

Estimated Average Net Production Rate, 2016
Oil/Condensate, B/D	9.1	0	0	9.1	0	0	9.1
Gas, Mcf/D	49.9	0	0	49.9	0	0	49.9
NGL, B/D	0.2	0	0	0.2	0	0	0.2

a Column includes the Proved Developed Non-Producing, shut-in and behind-pipe classifications

b Totals might not match detailed cash flows due to computer rounding

3345 Bee Cave Road, Suite 201    Austin, Texas 78746 USA    Tel 512.732.9812    Fax 512.732.9816

Houston American Energy Corporation - Year End Reserve Report
SEC Pricing as of December 31, 2015
February 15, 2016

Purpose of Report

This report has been prepared to provide the management of Houston American Energy Corporation with a projection of estimated remaining Reserves and projected future net revenues as of December 31, 2015. These estimates have not been adjusted for risk.

Standards of Practice

This report has been prepared in accordance with our understanding of the Securities and Exchange Commission, SX Reg. § 210.4-10, dated November 18, 1981 as amended September 19, 1989, requiring adherence to definitions of “Proved” oil and gas Reserves. Additionally, at the request of Houston American, and within the most recently adopted and accepted SEC guidelines (Modernization of Oil and Gas Reporting; Final Rule; January 14, 2009), we have evaluated the Proved, Probable and Possible Reserves. The SEC oil and gas Reserve definitions are attached hereto.

Liquid hydrocarbon volumes are expressed in standard 42-gallon barrels. All natural gas volumes are sales gas expressed at the official pressure and temperature bases of the areas in which the gas Reserves are located.

All currencies in this report are expressed in U.S. dollars.

Reserve Esimates

Extrapolation of historical production data was utilized for those producing properties where sufficient data were available to suggest decline trends. Reserves assigned to the remaining producing properties and any non-producing assets were determined by analogy to offset wells producing from similar formations or by volumetric analysis. Reserves assigned by analogy and volumetric analysis are subject to greater revision than Reserves projected using established performance trends.

As of December 31, 2015, the PDP net remaining Reserves were estimated to be 8,850 barrels of oil/condensate, 57.7 MMcf of gas, and 100 barrels of natural gas liquids (“NGL”). The net present value, discounted at 10%, of the PDP Reserves was $254,380. Of the total PDP revenue, 72% was derived from oil/condensate production. The Reserve life index (“R/P”) for the PDP Reserves was estimated to be 2.9 years based on a 6:1 conversion rate.

The PROB net remaining Reserves were estimated to be 930 barrels of oil/condensate, 11.0 MMcf of gas, and 30 barrels of NGLs. The net present value, discounted at 10%, of the PROB Reserves was $10,400. Of the total revenue, 58% was derived from oil/condensate production.

The total Proved plus PROB net remaining Reserves were estimated to be 9,780 barrels of oil/condensate, 68.7 MMcf of gas, and 130 barrels of NGLs. The net present value, discounted at 10%, of the total Reserves was $264,780. Of the total revenue, 71% was derived from oil/condensate production.

3345 Bee Cave Road, Suite 201    Austin, Texas 78746 USA    Tel 512.732.9812    Fax 512.732.9816

Houston American Energy Corporation - Year End Reserve Report
SEC Pricing as of December 31, 2015
February 15, 2016

Product Prices and Differentials

The base product prices of $50.13 per barrel and $2.63 per MMbtu utilized herein are reported by the Energy Information Administration for the closing Contract 1 NYMEX futures oil and gas prices on the first trading day of each month, averaged over the 2015 calendar year. NGL prices in this report were input as 100% of the oil price, and then an NGL price differential was applied on an individual lease basis.

As required by SEC regulations, no price escalations are included in this report. Realized product prices in this report reflect adjustments for heating content, premiums and basis differentials. Where applicable, transportation costs have been included.

Operating Costs and Expenditures

Direct lease operating expenses were input as dollars per month into the economic models. These data were supplied by Houston American Energy Corporation. Where applicable, lease operating costs were adjusted for non-recurring costs. Operating costs were not escalated in this report.

Severance and ad valorem taxes are deducted as a percentage of gross revenues or as a charge per unit of production, where applicable. The individual well projections of oil and gas ceased when the total operating expenses exceed the gross revenues.

Values Not Considered

In all cases, we have attempted to account for all deductions from gross revenues except for the following:

•	Federal Income Taxes
•	Depreciation, depletion, and/or amortization, if any
•	Costs in excess of revenues of uneconomic leases
•	Plugging and abandonment costs in excess of salvage value
•	Environmental restoration costs, if any
•	Product price hedges, if any

No value has been assigned to non-producing acreage held by production.

3345 Bee Cave Road, Suite 201    Austin, Texas 78746 USA    Tel 512.732.9812    Fax 512.732.9816

Houston American Energy Corporation - Year End Reserve Report
SEC Pricing as of December 31, 2015
February 15, 2016

Report Qualifications

This report was prepared using conventional petroleum engineering procedures and techniques as were considered appropriate and necessary. The estimated future net revenues were based on projections of recoverable hydrocarbons, rates of production, timing of recompletions and drilling, proration by state and federal agencies, direct taxes, and product prices. All estimated future net revenues presented in this report are after the deduction of royalties, production costs, and development costs. This evaluation does not include indirect costs such as administrative, overhead, and other miscellaneous expenses. Any unusual combination of many factors including weather, possible changes in regulatory guidelines, political risk or acts of terrorism could result in future receipts being considerably less or more than those estimated herein.

THE REVENUES AND PRESENT WORTH OF FUTURE NET REVENUES PRESENTED HEREIN ARE NOT REPRESENTED TO BE MARKET VALUES EITHER FOR THE INDIVIDUAL PROPERTIES OR ON A TOTAL PROPERTY BASIS.

THE RESERVES AND REVENUE PROJECTIONS PRESENTED HEREIN ARE ONLY VALID AS OF THE EFFECTIVE DATE OF THE REPORT.

The Reserves and revenues for specific properties should be considered in context with the overall report.

Data Sources

Data including basic well information, geological interpretations, realized product prices, operating costs, initial test rates, and ownership interests were supplied by Houston American Energy Corporation. We have accepted these data as correct.

Historical production data were obtained from public sources, such as DrillingInfo.com and the records of the appropriate oil and gas regulatory agency. We retain in our files digital databases for all properties as well as hard copies of other information that we believe to be pertinent.

An on-site field inspection of the properties has not been performed. The mechanical operation or condition of the wells and their related facilities have not been examined nor have the wells been tested by Lonquist & Co. Possible environmental liability related to the properties has not been investigated nor considered.

3345 Bee Cave Road, Suite 201    Austin, Texas 78746 USA    Tel 512.732.9812    Fax 512.732.9816

Houston American Energy Corporation - Year End Reserve Report
SEC Pricing as of December 31, 2015
February 15, 2016

Independent Evaluation

Neither Lonquist & Co. LLC nor any affiliated company or any of its employees have any interest or ownership in the subject properties and neither our employment to prepare this study nor the compensation is contingent on our findings herein.

Sincerely.

LONQUIST & CO., LLC Texas Registration No. F-8952

Don E. Charbula, P.E. Vice President Texas License No. 73435

Lisa B. Hunter, P.E. Senior Petroleum Engineer Texas License No. 64269 Date Signed: February 16, 2016 Austin, Texas

3345 Bee Cave Road, Suite 201    Austin, Texas 78746 USA    Tel 512.732.9812    Fax 512.732.9816

HOUSTON AMERICAN ENERGY CORPORATION

Estimated Future Reserves and Revenues
as of December 31, 2015

Selected Oil and Gas Properties
Louisiana, Oklahoma and Texas

SEC Guideline Case

TABLE OF CONTENTS

Letter of Transmittal

Area of Interest Map

SEC Definitions for Oil and Gas Reserves

Reserve and Revenue Projections

Summary by Reserve Classification

One-Line Property Listing

Detailed Projections and Production Plots

Proved Developed Producing

Probable – Behind Pipe